

August 10, 2010

Mr. Brian D. Clewes
Secretary, Treasurer and Chief Financial Officer
Carthew Bay Technologies, Inc.
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, ON Canada M5J 2T7

> **Re:** **Carthew Bay Technologies, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 28, 2010**
> **File No. 000-31481**

Dear Mr. Clewes:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 27

1.   In the second paragraph, please tell us why you disclose that your Company's
        future success is dependent on raising funds for the fuel cell business. In light of
        the sale of the fuel cell business in 2007, tell us how the referenced paragraph
        makes meaningful and relevant disclosure.

2.   As a related matter, a substantial portion of Item 5 is devoted to describing the
        former fuel cell business. Tell us why you believe the disclosures related to the
        fuel cell business are relevant, meaningful and understandable in light of the sale
        of that business in 2007. For instance, under Prospects, please tell us why you
        describe the "prospects" of the former operations, but provide no discussion of the
        "prospects" of your current operations.

Item 15. Controls and Procedures, page 61

Management's Report on Internal Control over Financial Reporting, page 62

3.   We refer to the third paragraph of your disclosure discussing the material
        weakness. The disclosure is similar to the 2007 disclosure in that it indicates you
        are in the process of hiring additional accounting consultants. If this is not the
        case, in future filings, please update this paragraph to reflect your current plans.

Financial Statements

Independent Auditors' Report, page 2

4.   Please amend your filing to include a signed independent auditors' report.

5.   Tell us where you have presented a re-issued audit report from the predecessor
        auditor for the 2007 year-end. As set forth in paragraphs 1 through 3 of Item 8A
        of Form 20-F, the filing should present audit reports covering each of the annual
        periods required to be presented in your document. Refer also to Article 2 of
        Regulation S-X.

6.   As a related matter, please also respond to this comment with respect to the Form
        20-F for the year ended December 31, 2008. It appears that the report of the
        predecessor auditor on 2007 and 2006 is also omitted from that filing.

Note 13. Differences Between Canadian and United States Accounting Principles, page 25

7.   We see that your assets include debentures and other receivables from Colorep. We also see that the maturity date of the debentures has been extended in more than one instance. Please tell us how you determined that amounts due from Colorep as of December 31, 2009 are not impaired for US GAAP purposes. Your response should explain the basis for your view, including how your accounting considers the guidance from FASB ASC 310-10-35.

Certifications, Exhibit 12.1 and 12.2

8.   We note that the certifications refer to your business as a "small business issuer." The "small business issuer" language has been superseded. Future certifications should be exactly as specified in Instruction 12 of Item 19 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

for

Brian Cascio
Accounting Branch Chief